Exhibit 99.1

COMMUNICATION ON CORPORATE DEMAND

JBS S.A. (B3: JBSS3, OTCQX: JBSAY, “JBS”), under the provisions of Article 33 and Exhibit I of CVM Resolution 80, of March 29, 2022, as amended by Resolutions 59/21, 162/22, 168/22, 173/22, 180/23, and 183/23, which determines the disclosure, by JBS, of “Communication on Corporate Demand,” hereby informs its shareholders and the market about the existence of an arbitration procedure (“Arbitration Procedure”), as described below.

Parties involved in the Arbitration Procedure:

Applicants: GIC Private Limited; California Public Employees Retirement System; National Pension Service; Teachers’ Retirement System of the State of Illinois; Caisse de depot et placement du Quebec; Virginia Retirement System; LRI Invest S.A. (formerly known as Warburg Invest Luxembourg S.A.); Bank of Korea; Public Employee Retirement System of Idaho (PERSI; Fundação Calouste Gulbenkian; Railways Pension Trustee Company Limited; Xtrackers SICAV; SSGA MSCI ACWI EX-USA Index Non-Lending Daily Trust, um Massachusetts Statutory Trust; GIC Private Limited; GIC Private Limited; PT-Master; Helaba Invest Kapitalanlagegesellschaft Mbh On Behalf Of Hi-Aktien Schwellenlander 1-Fonds (formerly known as SGSS DEUTSCHLAND KAPITALANLAGEGESELLSCHAFT MBH ON BEHALF OF AKTIEN SCHWELLENLANDER.

Defendants: JBS, J&F Investimentos S.A., Joesley Mendonça Batista; Wesley Mendonça Batista.

Procedure no.:	CAM 252/23 (Market Arbitration Chamber)
Amount Involved:

The Applicants estimate the total disputed amount to be R$756,894,581.40 (seven hundred and fifty-six million, eight hundred and ninety-four thousand, five hundred and eighty-one reais and forty centavos).

Main Facts:

On September 25, 2023, the Applicants filed a claim due to alleged losses suffered as a result of alleged unlawful and fraudulent acts committed by the Defendants in violation of Law 6,404, of December 15, 1976, Law 12,846, of August 01, 2013, the Civil Code, CVM resolutions, and statutory rules.

JBS consulted its legal department, which considers the claim to be groundless and with a low risk of loss.

On October 20, 2023, JBS, preliminarily, filed an exception of lis pendens, requiring that the President of CAM reject the request for the initiation of arbitration CAM 252/23, as well as the suspension of the deadline for presenting its response to the arbitration request until a definitive decision is made regarding this exception.

Also, on October 20, 2023, CAM’s Secretariat informed about the suspension of the deadline for presenting the Responses to the Request for Arbitration CAM 252/23.

On May 9, 2024, the President of CAM reopened the deadline for the presentation of the Response to the Request for Arbitration by the Defendants.

Request or Provision Sought:	The Applicants seek compensation and indemnification for the shareholders.

São Paulo, May 10, 2024.

Guilherme Perboyre Cavalcanti

Investor Relations Officer